SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of Nobember 2008
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October, 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		312,411	0.0904	0.0508
Shares	Preferred		1,530,390	0.5681	0.2489

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct w/the Company	Buy	13	852	45.476	38,746.29
Shares	Preferred	Direct w/the Company	Buy	13	4,261	45.476	193,779.13

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same class	Total
Shares	Common	313,263	0.0907	0.0509
Shares	Preferred	1,534,651	0.5696	0.2496

(1) When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,
(2) Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3) Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October, 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		312,690,815	90.5017	50.8513
Shares	Preferred		123,838,150	45.9674	20.1392
Simple Debentures	First tranche. due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures		5,000	6.1196	2.4212

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	According to Minute	Election	08	141,407	0.00	0.00
Shares	Preferred	According to Minute	Election	08	707,093	0.00	0.00
Shares	Common	According to Minute	Out of company	08	1	0.00	0.00

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	312,832,221	90.5426	50.8723
Shares	Preferred	124,545,243	46.2258	20.2534
Debentures	First tranche. due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212
(1) When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,
(2) Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3) Quantity multiplied by price,
(,) Each ADR is equivalent to 1 share
Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October, 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000
Total
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000

(1) When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,
(2) Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3) Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: November 13, 2008	By:	/s/ Graham David Staley
Graham David Staley
Chief Financial Officer and Investor Relations